UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

     CONOR MEDSYSTEMS, INC
--------------------------------------------------------------------------------
1(b) IRS IDENT. NO.                    |(c) SEC FILE NO.
                                       |
                                       |
--------------------------------------------------------------------------------
1(d) ADDRESS OF ISSUER              STREET

     1003 HAMILTON COURT
--------------------------------------------------------------------------------
1(d)      CITY                       STATE                  ZIP CODE

          MENLO PARK                 CA                     94025
--------------------------------------------------------------------------------
1(e) TELEPHONE
--------------------------------------------------------------------------------
     AREA CODE           |NUMBER
     650                 |6144100
                         |
________________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

     PROMED PARTNERS, L.P.
--------------------------------------------------------------------------------
2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER

     NA                                    DIRECTOR
--------------------------------------------------------------------------------
2(d) ADDRESS                        STREET

     122 E 42ND ST
--------------------------------------------------------------------------------
2(d)      CITY                       STATE                  ZIP CODE

          NY                         NY                     10166
--------------------------------------------------------------------------------


INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whome the Securities      File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities
------------------------------------------------------------------------------------------------------------------------------------
COMMON         UBS Warburg LLC                    61,000        $1,400,000   33,452,000         5/25/06            NASDAQ
               299 Park Avenue,
               29th floor
               New York NY 10171
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
------------------------------------------------------------------------------------------------------------------------------------
Common     12/7/00      PRIVATE PLACEMENT      SOLD DIRECTLY BY           145,238 Series B     12/00       CASH
                                               COMPANY                    Presplit
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
-------------------------------------------------------------------------------------------------------
PROMED OFFSHORE FUND II, LTD       COMMON                      2/27-28/        13,700        354,000
142 E 42ND ST                                                  2006
NY NY 10166
-------------------------------------------------------------------------------------------------------

REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.


          05/23/2006                             /s/ David B. Musket
-----------------------------------     ----------------------------------------
        (DATE OF NOTICE)                             (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).